PRIMERO REPORTS FOURTH QUARTER AND FULL-YEAR 2016 RESULTS

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated. Refer to the year-end 2016 management’s discussion and analysis (“MD&A”) and audited financial statements for more information.)

Toronto, Ontario, March 15, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported financial results for the fourth quarter and full-year ended December 31, 2016. The Company previously reported operating results for the fourth quarter and full-year 2016 on January 18, 2017.

Highlights:

•

Revised Production Guidance Achieved: Fourth quarter production of 45,794 gold equivalent ounces[2] resulted in annual 2016 production of 176,139 gold equivalent ounces within the Company’s 2016 revised production guidance range of 170,000 to 190,000 gold equivalent ounces. Annual production totalled 156,052 ounces of gold and 5.32 million ounces of silver combined from the San Dimas and Black Fox mines.

•

Cash Costs Within Revised Guidance Range: Consolidated 2016 total cash costs[3] were $865 per gold equivalent ounce, with consolidated all-in sustaining costs[4] (“AISC”) of $1,333 per gold ounce slightly below the Company’s revised 2016 guidance range.

•

Financial Results Impacted by Lower Production: Lower production at both mines resulted in reduced revenue, earnings and cash flows in 2016 compared to 2015. The Company incurred a net loss of $234.4 million ($1.32 per share) including $228.0 million ($188.9 million net of tax) in impairment charges in 2016, and an adjusted net loss[1] of $22.1 million ($0.12 per share) for 2016.

•

San Dimas Operations Being Re-Set to Increase Profitability: Primero is reducing the complexity and scale of San Dimas operations in 2017. This is expected to result in significant decreases to the San Dimas workforce and other overhead costs which will enable the return to profitability and long-term sustainability of the mine.

•

Reduced General and Administrative Costs: Primero has initiated actions to significantly reduce its general and administrative (“G&A”) costs in 2017. The Company has already reduced its corporate office head-count by 30%, and will be downsizing its corporate office space and reducing directors’ expenses.

“Although Primero faced significant challenges in 2016, we entered 2017 with renewed motivation to address these challenges and deliver meaningful returns to our shareholders,” said Mr. Joseph F. Conway, Interim President and Chief Executive Officer. “We have started by strengthening our management team in late 2016, reducing our corporate G&A and refinancing our revolving credit facility, terming out our debt to better match our asset’s cash flow profile. Our next focus is resetting the San Dimas operation and bringing the mine back to profitability so it can once again deliver on its world-class potential. We have also renewed our commitment to exploration at both of our mines in order to continue growing their reserve and resource base and fully realize on their significant mineral endowments.”

Fourth Quarter and Full-Year 2016 Production Results

Primero produced 45,794 gold equivalent ounces during the fourth quarter of 2016, at total cash costs of $777 per gold equivalent ounce and all-in sustaining costs (“AISC”) of $1,159 per ounce. This resulted in annual production of 176,139 gold equivalent ounces at total cash costs of $865 per gold equivalent ounce and AISC of $1,333 per ounce.

San Dimas produced 28,286 gold equivalent ounces (23,163 ounces of gold and 1.42 million ounces of silver) during the fourth quarter at total cash costs of $746 per gold equivalent ounce and AISC of $994 per gold ounce. This resulted in full-year 2016 production of 113,968 gold equivalent ounces at cash costs of $856 per gold equivalent ounce and AISC of $1,117 per gold ounce, slightly below the revised 2016 guidance range of $1,125 to $1,175 per ounce. Production at San Dimas was impacted by the implementation of enhanced ground support in early 2016, and later by high unplanned worker absences and lack of compliance to the mine plans. This resulted in reduced underground development rates and ventilation restrictions which reduced mine productivity. In late 2016, San Dimas began to reduce the complexity of the mining operation by prioritizing work in the higher productivity areas. Mining development during the fourth quarter of 2016 was the highest quarterly total since the second quarter of 2015, an indication that stopes will begin to be scheduled in an improved manner. For the year, San Dimas mill throughput averaged 2,074 TPD (based on 366-days availability).

Black Fox produced 17,512 ounces of gold during the fourth quarter of 2016 at cash costs of $828 per ounce and AISC of $1,101 per ounce. For the full-year 2016, the mine produced 62,171 ounces at cash costs of $881 per ounce and AISC of $1,291 per ounce, in line with the 2016 revised cost guidance range. The Black Fox underground mine achieved increased production rates averaging 641 TPD in 2016 at an average grade of 5.0 grams per tonne, representing 66% and 4% improvements, respectively, over 2015. Black Fox increased gold production in each quarter of 2016, and mining operations will continue to focus on the higher-quality, more predictable Deep Central and Central zones of the mine, with less reliance on the upper remnant areas. Production from the Deep Central Zone has ramped up since initial stoping activities began in September and mining is now progressing on multiple levels. Black Fox delivered 800 tonnes per day of ore production during the fourth quarter of 2016. The Black Fox mill throughput in 2016 established a new record averaging 2,495 TPD (based on 366 day availability). Management will closely monitor the short-term operating results and cash flow to ensure the Black Fox mine delivers as planned, including possible care and maintenance, and will take necessary corrective actions if required.

Fourth Quarter and Full-Year 2016 Financial Results

Primero generated $52.2 million of revenue in Q4 2016, compared to $71.4 million Q4 2015 as a result of lower gold equivalent ounces sold partially offset by a higher realized gold price. In Q4 2016, the Company sold 43,925 ounces of gold at an average realized price of $1,182 per ounce and 1.58 million ounces of silver at an average realized price of $4.34 per ounce. Q4 2015 sales totaled 57,770 ounces of gold at an average realized price of $1,081 per ounce, and 2.10 million ounces of silver at an average realized price of $4.24 per ounce.

Silver produced at San Dimas is subject to a silver purchase agreement5 and as a result 1.57 million ounces of silver were sold to Silver Wheaton Ltd. (“Silver Wheaton”) at a fixed price of $4.28per ounce during the fourth quarter. As of December 31, 2016 the Company has delivered 2.12 million ounces of silver under the San Dimas silver purchase agreement’s 6.0 million ounce annual contract year threshold (which runs from August 6th to the following August 5th), after which the Company will begin selling 50% of the silver produced at San Dimas at spot market prices until August 5, 2016 when the annual threshold is reset. Gold produced at Black Fox is subject to a gold purchase agreement6 and as a result 1,214 ounces were sold to Sandstorm Gold Ltd. (“Sandstorm”) at a fixed price of $524 per ounce in Q4 2016.

The Company incurred a net loss of $190.1 million ($1.01 per share) in Q4 2016 compared with a net loss of $98.3 million ($0.60 per share) for the fourth quarter of 2015. These figures include impairment charges against the San Dimas mine and Black Fox Complex of $228.0 million in Q4 2016 and impairment charges against the Black Fox Complex and Cerro del Gallo development project of $104.0 million in Q4 2015.

Impairment charges of $228.0 million include $111.0 million at the San Dimas mine and $117.0 million at Black Fox complex. The San Dimas impairment was driven by a decrease in reserves, revisions in the mining cut-off grade methodology and the application of higher discount rates in the discounted cash flow valuation. The Black Fox complex impairment charges resulted from decreases in reserves and the resultant shortened mine life. In 2015, impairment charges included $82.0 million at the Black Fox complex resulting from declining metal prices, the decision to temporarily defer Grey Fox development and changes in the Black Fox mine plan to focus primarily on higher grade underground ore, plus $22.0 million at Cerro del Gallo resulting from declining metal prices and the decision to further defer development.

Adjusted net loss for Q4 2016 was $1.8 million ($0.01 per share) compared with an adjusted loss of $38,000 ($0.00 per share) in Q4 2015. Adjusted net loss primarily excludes the impact of impairment charges as described above, foreign exchange rate changes on deferred tax balances, and the mark-to-market gain on the 5.75% convertible debentures.

Operating cash flow before working capital changes in Q4 2016 was $7.0 million ($0.04 per share), compared to $20.7 million ($0.13 per share) in Q4 2015.

For the full-year 2016, Primero generated revenue of $219.2 million, 25% below 2015 due to lower gold and silver ounces produced and sold at both San Dimas and Black Fox. Sales volumes totaled 158,028 ounces of gold at an average realized price of $1,221 per ounce and 5.56 million ounces of silver at an average realized price of $4.68 per ounce. A total of 5,097 ounces of gold were sold to Sandstorm at a fixed price of $523 per ounce and 5.41 million ounces of silver were sold to Silver Wheaton at a fixed price of $4.26 per ounce. The Company also sold 0.16 million ounces of silver at an average spot price of $19.32 per ounce in 2016.

For 2016, the Company incurred a net loss of $234.4 million ($1.32 per share) including $228.0 million in impairment charges, compared to a net loss of $106.9 million ($0.66 per share) including $104.0 million in impairment charges in 2015.

Adjusted net loss for 2016 was $22.1 million ($0.12 per share) compared with adjusted net income of $6.6 million ($0.04 per share) in 2015. Adjusted net loss and adjusted net income primarily excludes the impact of impairment charges as described above, foreign exchange rate changes on deferred tax balances, and the mark-to-market gain on the convertible debenture.

Operating cash flow before working capital changes was $15.3 million ($0.09 per share) in 2016, compared to $83.2 million ($0.51 per share) in 2015.

Credit Facility Refinanced

The Company's cash position at December 31, 2016 was $20 million. On February 27, 2017, the Company announced that it has entered into a binding term sheet with Sprott Resource Lending Partnership (“Sprott”) for a $75 million three year term loan (“Debt Facility”). The Debt Facility is intended to refinance the Company’s existing $75 million RCF, of which $50 million is currently drawn, and will be used partly for general corporate purposes. Sprott has concluded technical due diligence and the binding term sheet is subject to execution of definitive transaction documents, all regulatory and other third party approvals and satisfaction of other customary conditions precedent.

San Dimas Strike Update

On February 15, 2017, the Company announced that unionized employees at its San Dimas mine in Mexico had initiated a strike action, resulting in the complete stoppage of mining and milling activities at the site.

Primero continues negotiations with the National Union of Mine, Metal, Steel and Allied Workers of the Mexican Republic (Sindicato Nacional de Trabajadores Mineros, Metalúrgicos, Siderúrgicos y Similares de la República Mexicana) Sections 21 and 22. The Company is not seeking a reduction in individual worker compensation, although the total workforce at San Dimas including contractors is being reduced, a process that has already commenced. Primero needs to reduce the scale and complexity of the San Dimas operation in order to increase productivity and improve the mine’s cash flow. Primero’s key focus in these negotiations has been to better align the short-term bonus structure with overall mine-site performance and profitability, to move the labour force onto a more continuous shift cycle to improve productivity and to achieve the necessary reductions to the unionized workforce. Primero has identified these as critical changes required to return the San Dimas operation to profitability.

Conference Call Details

The Company's senior management will host a conference call today, Wednesday, March 15, 2017 at 10:00 am ET to discuss fourth quarter and full-year 2016 operating and financial results.

Participants may join the call by dialling North America toll free 1-888-789-9572 or 416-695-7806 for calls outside Canada and the U.S., and entering the participant passcode 1092106.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://www.gowebcasting.com/8311.

A recorded playback of the fourth quarter and full-year 2016 results call will be available until July 1, 2017 by dialling 1-800-408-3053 or 905-694-9451 and entering the call back passcode 5641196.

This release should be read in conjunction with Primero’s audited year-end 2016 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

(1) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the fourth quarter and full-year 2016 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(2) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the fourth quarter 2016 for San Dimas was based on realized prices of $1,208 per ounce of gold and $4.34 per ounce of silver. The ratio for the full-year 2016 for San Dimas was based on realized prices of $1,246 per ounce of gold and $4.68 per ounce of silver.

(3) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the fourth quarter full-year 2016 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(4) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Corporate general and administrative expenses are included in the computation of all-in sustaining costs per consolidated gold ounce. Refer to the Company’s fourth quarter and full-year 2016 MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2015 Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(6) Black Fox was subject to a gold purchase agreement which continues and was assumed by the Company upon its acquisition of the mine. According to the gold purchase agreement, Sandstorm is entitled to 8% of production at the Black Fox mine and 6.3% at the Pike River property.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814 2694
eyoung@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “forecasts”, “intends”, “anticipates”, “believes”, “in order to” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “will allow”, “will enhance” or “will include” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as “is updating”, “is working” or “is also assessing” or other statements that may be stated in the present tense and are not historical facts or words with future implication such as “opportunity”, “promising”.

Forward-looking statements in this news release include, but are not limited to, statements regarding the level and timing of gold equivalent production at San Dimas and Black Fox; the Company’s annual production guidance; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2017, the cash costs and all-in sustaining costs for 2017; the capital expenditures in 2017; the Black Fox underground development and the close monitoring of its short-term operating results and cash flow; the amount of ore from the Company’s operations in 2016; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets and plans; the ability to generate significant free cash flow while repaying debt and also internally funding future growth; optimization initiatives; statements regarding the APA and the Company's ability to defend its validity, the Company's ability to pay taxes in Mexico on realized silver prices; the Company’s negotiations with the union at its San Dimas mine; the Company’s refinancement of its existing credit facility; statements regarding the Company's capacity to satisfy the obligation to pay all of the redemption price of the Debentures; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that optimization at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2017; that the Company is able to reach an agreement with the union at its San Dimas mine; that the Company is able to refinance its existing credit facility; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be able to develop the Cerro del Gallo asset or realize anticipated production levels; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization initiatives may not provide the benefits anticipated; that the Company may not be able to reach an agreement with the union at its San Dimas mine; that the Company may not be able to refinance its existing credit facility; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL AND OPERATING RESULTS
(in thousands of United States dollars, except per share and per ounce amounts)
SUMMARIZED FINANCIAL DATA

	Three months ended		Twelve months ended
	December 31		December 31
	2016	2015	2016	2015	2014[1]
Key Performance Data
Tonnes of ore milled	417,528	480,025	1,672,322	1,868,926	1,593,005
Produced
Gold equivalent (ounces)[2]	45,794	68,155	176,139	259,474	225,054
Gold (ounces)	40,674	59,156	156,052	221,060	189,943
Silver (million ounces)	1.42	2.32	5.32	8.30	6.15
Sold
Gold equivalent (ounces)[2]	43,925	65,915	178,918	255,951	220,067
Gold (ounces)	38,255	57,770	158,028	218,194	185,286
Silver (million ounces)	1.58	2.10	5.56	8.12	5.94
Average realized prices
Gold ($/ounce)[3]	$1,182	$1,081	$1,221	$1,136	$1,243
Silver($/ounce)[3]	$4.34	$4.24	$4.68	$5.34	$7.46
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$777	$613	$865	$637	$687
By-product basis	$723	$540	$817	$548	$579
All-in sustaining costs (per gold ounce)[2]	$1,159	$985	$1,333	$960	$1,222

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$52,181	$71,404	$219,176	$291,304	$274,612
Earnings from mine operations	1,818	10,100	580	50,473	52,663
Net loss	(190,083)	(98,347)	(234,420)	(106,910)	(224,384)
Adjusted net income[2]	(1,765)	(38)	(22,139)	6,556	5,365
Adjusted EBITDA [2]	11,729	21,636	41,385	100,882	78,673
Basic loss per share	(1.01)	(0.60)	(1.32)	(0.66)	(1.48)
Diluted loss per share	(1.01)	(0.60)	(1.32)	(0.66)	(1.48)
Adjusted net income (loss) per share	(0.01)	(0.00)	(0.12)	0.04	0.04
Operating cash flows before working capital changes[2]	6,984	20,682	15,267	83,165	73,658
Operating cash flows before working capital changes per share[2]	0.04	0.13	0.09	0.51	0.48
Weighted average shares outstanding (basic)(000’s)	188,593	162,751	177,569	162,341	152,064
Weighted average shares outstanding (diluted) (000’s)	188,593	162,751	177,569	162,341	152,064

As At December 31	2016	2015	2016	2015	2014
Assets
Mining interests	$577,920	$790,118	$577,920	$790,118	$881,480
Total assets	$677,817	$924,968	$677,817	$924,968	$1,002,820
Liabilities
Long-term liabilities	$130,472	$162,427	$130,472	$162,427	$190,213
Total liabilities	$216,687	$276,092	$216,687	$276,092	$254,835
Equity	$461,130	$648,876	$461,130	$648,876	$747,985

1.	Includes the results for the period for which the Black Fox Complex assets, acquired March 5, 2014, were owned by Primero (March 5, 2014 to December 31, 2015).
2.	See “NON-GAAP measurements“ in the Company’s fourth quarter and full-year 2016 MD&A.
3.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations” in the Company’s fourth quarter and full-year 2016 MD&A.).

SUMMARIZED OPERATING DATA
San Dimas

	Twelve months
	ended		Three months ended
	December 31
	2016	2015	31-Dec-16	30- Sep- 16	30- Jun-16	31-Mar-16	31-Dec-15

Key Performance Data
Tonnes of ore mined	762,167	988,168	194,670	185,080	231,224	151,193	228,539
Tonnes of ore milled	759,087	993,093	191,925	193,553	224,427	149,182	250,796
Tonnes of ore milled per day	2,074	2,721	2,086	2,104	2,466	1,639	2,726
Average mill head grade (grams/tonne)
Gold	3.94	4.90	3.87	3.69	4.10	4.13	5.23
Silver	228	274	245	232	231	198	300
Average gold recovery rate (%)
Gold	98%	97%	97%	97%	98%	99%	98%
Silver	96%	95%	94%	95%	96%	97%	96%
Produced
Gold equivalent (ounces)	113,968	189,769	28,286	28,454	34,327	22,901	50,370
Gold (ounces)	93,881	151,355	23,163	22,162	28,978	19,578	41,371
Silver (million ounces)	5.32	8.30	1.42	1.37	1.60	0.92	2.32
Sold
Gold equivalent (ounces)	118,450	185,463	28,252	27,405	33,653	29,140	48,466
Gold (ounces)	97,560	147,706	22,547	21,840	28,873	24,300	40,320
Silver at fixed price (million ounces)	5.41	7.27	1.57	1.06	1.43	1.35	2.10
Silver at spot (million ounces)	0.16	0.85	0.01	0.15		-	-
Average realized price (per ounce)
Gold	$1,246	$1,150	$1,208	$1,335	$1,265	$1,178	$1,092
Silver[1]	$4.68	$5.34	$4.34	$6.12	$4.24	$4.24	$4.24
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$856	$559	$746	$865	$843	$998	$535
By product basis	$774	$409	$643	$731	$765	$968	$414
All in sustaining costs (per ounce)[3]	$1,117	$680	$994	$1,080	$1,063	$1,362	$753
Revenue ($000's)	$147,581	$213,191	$34,089	$36,581	$42,578	$34,333	$52,960
Earnings from mine operations ($000's)	$145	$53,717	$1,780	$407	$4,348	($6,390)	$11,408

1.

Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations” in the Company’s fourth quarter and full-year 2016 MD&A).

2.	See “NON-GAAP measurements“ in the Company’s fourth quarter and full-year 2016 MD&A.
3.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements“ in the Company’s fourth quarter and full-year 2016 MD&A.

Black Fox

	Twelve months ended
	December 31		Three months ended
	2016	2015	31-Dec-16	30-Sep-16	30-Jun-16	31-Mar-16	31-Dec-15
Key Performance Data
Open pit mining
Tonnes of ore mined	-	849,668	-	-	-	-	-
Strip ratio	-	4.71	-	-	-	-	-
Average gold grade (grams/tonne)	-	2.09	-	-	-	-	-
Underground mining
Tonnes of ore mined	234,518	140,836	73,597	64,522	57,898	38,501	57,041
Average gold grade (grams/tonne)	4.98	4.81	5.21	5.18	4.46	4.99	5.80
Tonnes increase (decrease) in stockpile	(678,717)	114,671	(152,005)	(168,996)	(171,764)	(185,952)	(172,188)
Tonnes processed
Tonnes of ore milled	913,235	875,833	225,602	233,518	229,662	224,453	229,229
Tonnes of ore milled per day	2,495	2,400	2,452	2,538	2,524	2,467	2,492
Average mill head grade (grams/tonne)	2.22	2.60	2.49	2.29	2.14	1.94	2.51
Average gold recovery rate (%)	96%	96%	97%	95%	96%	95%	96%
Produced
Gold (ounces)	62,171	69,705	17,512	16,230	15,172	13,257	17,785
Sold
Gold at spot price (ounces)	55,371	64,597	14,494	14,735	12,996	13,146	16,434
Gold at fixed price (ounces)	5,097	5,891	1,214	1,409	1,138	1,336	1,015
Average realized gold price (per ounce)[1]	$1,181	$1,108	$1,145	$1,264	$1,192	$1,118	$1,059
Total cash costs (per gold ounce)[2]	$881	$850	$828	$926	$870	$851	$834
All-in sustaining costs (per ounce)[3]	$1,291	$1,163	$1,101	$1,286	$1,362	$1,404	$1,104
Revenue ($000's)	$71,595	$78,112	$18,092	$20,431	$16,861	$16,211	$18,444
Earnings (loss) from mine operations (000's)	$649	($3,011)	$85	$(422)	$328	$658	($1,075)

1.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations” in the Company’s fourth quarter and full-year 2016 MD&A).
2.	See “NON-GAAP measurements“ in the Company’s fourth quarter and full-year 2016 MD&A.
3.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON-GAAP measurements“ in the Company’s fourth quarter and full-year 2016 MD&A.

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2016 AND 2015
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

	Three months ended December 31		Twelve months ended December 31
	2016	2015	2016	2015

Revenue	$52,181	$71,404	$2 19,176	$291,304

Operating expenses	(34,860)	(42,555)	(155 ,267)	(163,593)
Depreciation and depletion	(15,503)	(18,749)	(63 ,329)	(77,238)
Total cost of sales	(50,363)	(61,304)	(218 ,596)	(240,831)

Earnings from mine operations	1,818	10,100	580	50,473
Mining interest impairment charge	(228,000)	(104,000)	(228 ,000)	(104,000)
Exploration expenses	(2,262)	(599)	(3 ,414)	(1,690)
Share- based compensation	(1,466)	(2,045)	(7 ,049)	(7,144)
General and administrative expenses	(3,160)	(5,589)	(14 ,802)	(20,044)
Other charges	(548)	(845)	(4 ,725)	(2,702)

Loss from operations	(233,618)	(102,978)	(257,410)	(85,107)
Transaction costs and other expenses	-	(510)	(1,214)	(4,416)
Interest and finance expense	(1,845)	(3,654)	(9 ,299)	(11,514)
Mark- to- market gain on convertible debentures	12 ,507	-	12,610	13,500
Other income (expense)	269	3,283	(571)	1,024

Earnings (loss) before income taxes	(222,687)	(103,859)	(255 ,884)	(86,513)

Income tax (expense) recovery	32 ,604	5,512	21,464	(20,397)

Net loss for the period	$(190,083)	($98,347)	$(234,420)	($106,910)

Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil	(129)	860	(102)	(5)
Unrealized gain (loss) on investment in Fortune Bay, net of tax of $nil	-	-	1,058	60
Reclassification of unrealized loss on investment in Fortune Bay to impairment, net of tax of $nil	-	-	-	456
Total comprehensive loss for the period	$(190,212)	$(97,487)	$(233,464)	($106,399)

Basic loss per share	$(1.01)	$(0.60)	$(1.32)	$(0.66)
Diluted loss per share	$(1.01)	$($0.60)	$($1.32)	$($0.66)

Weighted average number of common shares outstanding
Basic	188,592,680	162,751,284	177,569,024	162,340,566
Diluted	188,592,680	162,751,284	177,569,024	162,340,566

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)

	December 31	December 31
	2016	2015

Assets
Current assets
Cash and cash equivalents	$19 ,875	$45,601
Trade and other receivables	1,962	1,793
Value added and income taxes receivable	34,494	30,689
Prepaid expenses	3,893	8,524
Inventories	22,829	31,964
Total current assets	83,053	118,571
Non-current assets
Restricted cash	4,577	5,920
Mining interests	577,920	790,118
Deferred tax asset	3,763	3,781
Value added tax receivable	7,344	-
Long-term stockpile	-	5,694
Other non-current assets	1,160	884
Total assets	$677,817	$924,968

Liabilities
Current liabilities
Trade and other payables	$31,781	$44,972
Income tax payable	1,558	12,870
Other taxes payable	2,035	3,406
Current debt	50,841	52,417
Total current liabilities	86,215	113,665
Non-current liabilities
Other taxes payable	14,120	13,354
Deferred tax liability	28,428	53,107
Decommissioning liability	29,790	28,294
Long-term debt	52,906	62,727
Warrant liability	1,066	-
Other long-term liabilities	4,162	4,945
Total liabilities	$216,687	$276,092

Shareholders' equity
Share capital	$908,923	$867,375
Shares reserved for future issuance	297	-
Contributed surplus	58,857	54,984
Accumulated other comprehensive loss	(3,694)	(4,650)
Deficit	(503,253)	(268,833)
Total shareholders' equity	$461,130	$648,876
Total liabilities and shareholders' equity	$677,817	$924,968

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2016 AND 2015
(IN THOUSANDS OF UNITED STATES DOLLARS)

	Three months ended December 31			Twelve months ended December 31
	2016	2015		2016	2015

Operating activities
Loss before income taxes	$(222,687)	($103,862)	$	(255,884)	$(86,513)
Adjustments for:
Depreciation and depletion	15,503	18,749		63,329	77,238
Mining interest impairment charge	228,000	104,000		228,000	104,000
Share-based compensation expense	1,824	2,578		8,586	8,938
Payments made under the Phantom Share Unit Plan	(5)	(432)		(377)	(4,245)
Mark- to- market gain on convertible debentures	(9,375)	-		(9,000)	(13,500)
Mark- to- market gain on warrant liability	(3,132)			(3,610)
Write- down of inventory	-	1,257		1,040	3,048
Unrealized foreign exchange loss (gain)	(385)	(1,507)		2,390	(4,743)
Taxes paid with cash and value added tax offsets	(5,432)	(3,683)		(29,625)	(15,104)
Other	846	(53)		975	(1,007)
Other adjustments
Transaction costs (disclosed in financing activities)	-	-		232	3,651
Finance income	(18)	(16)		(88)	(111)
Finance expense	1,845	3,651		9,299	11,514
Operating cash flow before working capital changes	6,984	20,682		15,267	83,166
Changes in non- cash working capital	(1,959)	17,429		(2,158)	(1,537)
Cash provided by operating activities	$5,025	$38,111		$13,109	$81,629

Investing activities
Expenditures on mining interests	$(14,473)	$(39,273)		$(67,673)	$(99,722)
Cash used in investing activities	$(14,473)	$(39,273)		$(67,673)	$(99,722)

Financing activities
Proceeds from equity offering	-	-		39,958	-
Transaction costs on equity offering	-	-		(2,464)	-
Drawdown on revolving credit facility	-	-		50,000	-
Repayment of convertible debenture	-	-		(48,116)	-
Repayment of revolving credit facility	-	-		-	(40,000)
Payments on capital leases	(1,248)	(880)		(4,497)	(5,715)
Funds released from reclamation bond	-	-		1,564	9,846
Interest paid	(455)	(95)		(7,493)	(6,267)
Proceeds from exercise of options	-	-		-	828
Proceeds from issuance of flow- through shares	-	4,340		-	4,340
Issuance of convertible debt	-	-		-	75,000
Transaction costs on issuance of convertible debt	-	-		-	(3,651)
Cash (used) provided by financing activities	$(1,703)	$3,365		$28,952	$34,381

Effect of foreign exchange rate changes on cash	$(133)	$294		$(114)	$1,924

Increase in cash	(11,284)	2,497		(25,726)	18,212
Cash, beginning of period	31,159	43,104		45,601	27,389
Cash, end of period	$19,875	$45,601		$19,875	$45,601